Exhibit 99-1
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 [GRAPHIC OMITTED]       KOOR INDUSTRIES TO HOST CONFERENCE CALL TO DISCUSS THE
Koor Industries Ltd.     FOURTH QUARTER AND FULL YEAR 2006 RESULTS




Tel Aviv, Israel - March 6, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company, announced today that it will hold a conference call to discuss its results for the fourth quarter and full year 2006, on Wednesday, March 14, 2007 at 11:30 AM Eastern time / 5:30 PM Israel time.

To participate in the live call please dial one of the following numbers:
United States:    1-888-281-1167
Canada:           1-866-485-2399
UK:               0-800-917-9141
Israel:           03-918-0687
International:    +972-3-918-0687

A replay of the call will be available from 2:00 PM Eastern time / 8:00 PM Israel time on Wednesday, March 14, 2007 by dialing one of the following numbers:
United States     1-888-281-0005
Canada            1-888-787-7662
UK                0-800-169-8104
Israel and other international +972-3-925-5941
The replay of the calls will be available until March 16, 2007.

Koor Industries' fourth quarter and full year 2006 earnings press release and financial statements will be available on the Company's website - www.koor.com prior to the conference call.

To receive a copy of the press release please email info@koor.com or info@gkir.com of fax a request to +972-3-6074711.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                IR CONTACTS
Avital Lev, CPA, Investor Relations            Ehud Helft/Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel: 972 3 607-5111                            Tel: 1 866 704-6710
Fax: 972 3 607-5110                            Fax: 972 3 607-4711
Avital.lev@koor.com                            ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.